Exhibit 99.1

CureVac Reports Progress in Intellectual Property Infringement Case
Against BioNTech in Germany

•	Regional Court Düsseldorf postpones infringement ruling on four intellectual property rights in lawsuit filed by CureVac against BioNTech
•	Ruling on infringement to be provided latest once the validity of the intellectual property rights in suit has been determined by the relevant patent offices expected in 2024
•	As German infringement courts only suspend the proceedings if an intellectual property right is infringed and its validity has been challenged, it may be concluded that the Regional Court Düsseldorf found all four intellectual property rights to be infringed
•	Ruling on infringement of a fifth intellectual property right scheduled for December 28, 2023

TÜBINGEN, Germany / BOSTON, USA – September 28, 2023 – CureVac N.V. (Nasdaq: CVAC) (“CureVac”), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced that the Regional Court Düsseldorf has decided to suspend proceedings on four intellectual property rights in the infringement lawsuit filed by CureVac against BioNTech. A ruling on infringement will be provided latest once the validity of the intellectual property rights has been determined by the relevant patent offices. The validity of these intellectual property rights has been challenged by BioNTech. Under German law, patent infringement and validity lawsuits are adjudicated in separate proceedings. Normally, German infringement courts only suspend the proceedings if the validity of the intellectual property has been challenged and is also considered infringed. Therefore, it may be concluded that the Regional Court Düsseldorf found all four intellectual property rights to be infringed.

“Given the particularities of German patent law, where patent infringement and validity are adjudicated by separate proceedings, the suspension of proceedings until the validity of intellectual property rights has been determined was expected” said Dr. Alexander Zehnder, Chief Executive Officer of CureVac. “We are confident in the strength of our intellectual property portfolio and today’s decision indicates that the intellectual property rights at issue are infringed.”

CureVac filed a patent infringement lawsuit in Germany against BioNTech in early June 2022. The decision today was made following an oral hearing on August 15, 2023, before the Regional Court Düsseldorf, which covered five intellectual property rights. A ruling on infringement on the fifth intellectual property right (EP1857122B1) is scheduled for December 28, 2023. A preliminary opinion on this intellectual property right issued in April 2023 by the German Federal Patent Court supported its validity. A first ruling on validity of this intellectual property right is scheduled for December 19, 2023.

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Three additional intellectual property rights, added to the infringement lawsuit in July 2023, were not covered in the oral hearing. These are expected to be addressed in 2024.

In the U.S., Pfizer/BioNTech filed a lawsuit against CureVac in July 2022, asking for confirmation that Comirnaty® does not infringe three CureVac patents. These patents are included among the ten U.S. patents referenced by CureVac’s counterclaim: 11,135,312; 11,149,278; 11,286,492; 11,345,920; 10,760,070; 11,241,493; 11,471,525; 11,576,966; 11,596,686 and 11,667,910 CureVac is represented in the U.S. by Mark H. Izraelewicz from Marshall, Gerstein & Borun LLP and represented in Germany by Oliver Jan Jüngst from Bird & Bird and Andreas Graf von Stosch from Graf von Stosch Patentanwaltsgesellschaft.

About CureVac

CureVac (Nasdaq: CVAC) is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing, optimizing, and manufacturing this versatile biological molecule for medical purposes. The principle of CureVac’s proprietary technology is the use of optimized mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. In July 2020, CureVac entered in a collaboration with GSK to jointly develop new products in prophylactic vaccines for infectious diseases based on CureVac’s second-generation mRNA technology. This collaboration was later extended to the development of second-generation COVID-19 vaccine candidates, and modified mRNA vaccine technologies. Based on its proprietary technology, CureVac has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac N.V. has its headquarters in Tübingen, Germany, and has more than 1,100 employees across its sites in Germany, the Netherlands, Belgium, Switzerland and the U.S. Further information can be found at www.curevac.com.

CureVac Media and Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

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Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac SE, CureVac Manufacturing GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH, CureVac RNA Printer GmbH, CureVac Belgium SA and CureVac Netherlands B.V. (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

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